DEGOLYER AND MACNAUGHTON
Canada Limited
311 – 6th Avenue SW, Suite 1430
Energy Plaza, East Tower
Calgary, Alberta, Canada T2P 3H2

TELEPHONE
(403) 266-8680
FAX
(403) 266-1887

January 21, 2011

Alberta Securities Commission
British Columbia Securities Commission
Autorité des Marchés Financiers
Ontario Securities Commission
Manitoba Securities Comission

Re:     TransGlobe Energy Corporation (the “Corporation”) - Prospectus Dated January 21, 2011

Dear Sir,

     We hereby consent to the reference to our firm name and to the use of our report entitled “Appraisal Report as of December 31, 2009 on Certain Properties owned by TransGlobe Energy Corporation in Egypt and Yemen”, dated January 21, 2010, evaluating the oil, natural gas and natural gas liquids reserves and the present worth values of those reserves attributable to the properties of the Corporation (the “Report”) in the above-referenced Prospectus.

     We have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained therein derived from our Report or that is within our knowledge as a result of the services we provided in preparing the Report.

Very truly yours,

/s/ Colin P. Outtrim
Colin P. Outtrim, P.Eng
President
DeGolyer and MacNaughton
Canada Limited

CPO/sc